Announcement to the Market Itaú Unibanco Holding files 2025 Form 20-F with the SEC and the CVM Itaú Unibanco Holding S.A. (the “Company”) announces to the market that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 with the U.S. Securities and Exchange Commission (“SEC”) on April 29, 2026. The 2025 Form 20-F is available in English at the SEC’s website (www.sec.gov), on the Brazilian Securities and Exchange Commission’s website (Comissão de Valores Mobiliários, the CVM) (www.cvm.gov.br) and on the Company’s Investor Relations website (www.itau.com.br/investor- relations). Lastly, shareholders who wish to do so may receive hard copies of the Company’s audited financial statements for the fiscal year ended December 31, 2025, free of charge, by requesting a copy to the Investor Relations team at ri@itau-unibanco.com.br, providing your contact details and full address. São Paulo (SP), April 30, 2026. Gustavo Lopes Rodrigues Investor Relations Officer